Exhibit 99.1

PGG Wrightson Announces Board Changes and Provides EBITDA Guidance of US$44 to $47 Million for Year Ending June 30, 2014

BEIJING, CHINA--(Oct 22, 2013) - Agria Corporation (NYSE: GRO) (the “Company” or “Agria”), an international agricultural company with operations in China, South America, New Zealand and Australia, today announced that Mr. Alan Lai was appointed as Chairman of the Company’s majority-owned subsidiary, PGG Wrightson Limited (“PGW”). Mr. Lai’s appointment follows the retirement of PGW’s previous Chairman, Sir John Anderson, which was effective as of the close of PGW’s Annual Shareholders’ Meeting on October 22, 2013. Mr. Lai is also the Executive Chairman of Agria. Mr. Lai has served PGW as a director since his appointment on December 30, 2009.

Mr. Lai commented, “I would like to thank Sir John Anderson for his essential contributions to PGW. Sir John was appointed Chairman at the time of Agria’s initial investment in PGW, and his leadership was tremendously valuable during a challenging period. PGW was privileged to have leadership of his caliber. I am honored to succeed Sir John, and hope to extend his legacy in building a world leader in agriculture.”

Mr. Lai continued, “I am confident in PGW’s ability to execute its business plan, and look forward to working with the Board, Chief Executive Mark Dewdney, and his executive team. Agria is now truly a global agriculture company, with operations across China, Australia, New Zealand and South America. We are excited about the opportunities to further leverage our family of products and services within those geographies, and to eventually expand into new regions around the world.”

At its annual shareholders’ meeting, PGW also offered its outlook for fiscal year ending June 30, 2014. PGW expects full year operating EBITDA of NZ$52 to NZ$56 million (US$44 to US$47 million). PGW’s management noted that the growing season is off to strong start, with a better outlook for lamb and record dairy prices forecast by industry experts.

Finally, PGW also announced the intention of its board of directors to appoint Mr. John Nichol as a director and member of the audit committee, filling the vacancy left by Sir John’s retirement. A chartered accountant, Mr. Nichol has had an extensive career in New Zealand, holding a number of governance and executive management roles within the agricultural sector. Mr. Nichol was a director of the New Zealand Dairy Board prior to the formation of Fonterra, was chairman of the New Zealand Merino Company, and has served as chairman of the audit committees of several other companies.

Mr. Nichol is the managing director of Optica Life Accessories Ltd, a specialist designer and distributor of eyewear accessories, a role he has held since 2002.

Mr. Nichol has been a director for a number of agricultural and resources businesses, including Fortex Group Ltd, New Zealand Salmon Company Ltd, Alpine Dairy Products Ltd, Craigpine Timber Limited, New Zealand Dairy Board and New Zealand Merino Company Ltd. He has also served as a director for several other major New Zealand businesses, including New Zealand Post Ltd and State Insurance Ltd.

About Agria Corporation

Agria Corporation (NYSE: GRO) is an international agricultural company with operations in China, South America, New Zealand and Australia. Agria operates three principal business lines: China seeds, international seeds and agriservices. In China, Agria engages in research and development, production and sale of seed products, including proprietary field corn seeds, edible corn seeds, vegetable seeds, grass seeds and forage. Agria owns through Agria Asia a 50.22% equity interest in PGG Wrightson Limited, New Zealand’s largest forage and agricultural services company. For more information about PGG Wrightson Limited, please visit www.pggwrightson.co.nz. For more information about Agria Corporation, please visit www.agriacorp.com.